February 7, 2024

Stacie Gorman

Office of Real Estate & Construction

Division of Corporation Finance

Re:	Robert Ventures Holdings LLC
Offering Statement on Form 1-A
Filed September 15, 2023
File No. 024-12331

Ms. Gorman:

Please see below for responses to the Division’s letter dated December 21, 2023, regarding the above captioned matter. All questions have been addressed in Amendment No. 2 to the Offering Statement on Form 1-A, filed February 7, 2024 (“Amendment”), as further herein detailed.

General

1.We note your use of the term “Ethereum” in reference to the crypto asset ETC. Please revise throughout to refer to “Ether” when you are referencing the crypto asset native to the Ethereum blockchain.

We have revised references throughout the Amendment to “Ether” when referencing the crypto asset native to the Ethereum blockchain.

2.Please be advised that we continue to review your responses to comments 3 and 14 and may have further comments.

Noted.

Cover Page

3.We note your response to comment 5 of our letter. Please note that you may not interchange the offerings. Rule 253(b)(4) requires that you fix the volume of securities that you are qualifying in this offering. Please state the set amount of 1-year and 3-year bonds you intend to offer.

We have revised the Amendment to set the amount of 1-year Bonds at 2,500,000 for $25,000,000 and 3-year     Bonds at 5,000,000 for $50,000,000.

The Offering

Manner of Offering, page 1

4.We note your response to comment 13 of our letter. Please provide further information regarding the activities related to the offering that WealthBlock performs, including its role with regard to your platform or portal, and clarify whether investors will interact with WealthBlock in some way. For example, please reconcile disclosure on page 2 that "investors begin by accessing a dedicated portal at invest.robertventures.com," with disclosure on the same page that "the purchase and sale of bonds will be consummated by executing a subscription agreement and investor questionnaire through WealthBlock.ai."

The Amendment has been updated to clarify that investors will not interact with WealthBlock and to clarify the services to be provided by WealthBlock. WealthBlock will license to the Company white label technology software which will be integrated into the Company’s website. All questionnaire and subscription documentation will be completed through the Company’s website at http://invest.robertventures.com. At no point will investors be directed to a WealthBlock website and they will not communicate with WealthBlock in any way. WealthBlock will not manage our website in any way.

Please also clearly distinguish the "Funding Portal" from the "WealthBlock.ai platform." Clarify the functions of the portal and platform, how they interact with investors and who is responsible for the operation of each. Disclosure on page 2 states that WealthBlock will "host, manage and operate the WealthBlock.ai platform," while the license agreement filed as Exhibit 10 indicates that WealthBlock will provide services relating to the hosting, management and operation of the platform (Section 2.1) but also that Robert Ventures and not WealthBlock is solely responsible for the operation of the platform (Section 7.2). Please also tell us why the statement that the WealthBlock.ai platform may offer to accept digital currency is relevant to investors in this offering if you do not intend to accept digital currency.

The Amendment has been updated to clarify references to “Funding Portal” and “WealthBlock.ai platform.” Investors will only be able to invest by accessing the Company’s website. This was previously referenced in the filing as the “funding portal.” The Company has licensed white label technology from Wealthblock which will be integrated into the Company’s website, through which investors may invest. The Company is responsible for the processing of investors through the website and will handle all investor communications. Wealthblock will only provide the licensed white label technology for integration into the Company’s website and will be responsible for ensuring that technology functions properly. It will not be responsible for the use and/or management of how the technology is implemented and used by the Company. WealthBlock references this technology as “Standard Platform” in Exhibit 10. This is the software technology that is integrated into the Company’s website. There is no separate “WealthBlock.ai platform” being utilized to which investors would be directed. The statement stating that the WealthBlock technology has the ability to accept digital currency has been removed since it is not relevant to this offering.

Finally, please clarify the amount and nature of the compensation that WealthBlock has or will receive for such offering activities, including any compensation not yet paid, such as described in Section 3.1 of the license agreement, as well as payments made to North Capital or other third parties, here and in the plan of distribution section. Further, please disclose the fees to be paid for credit card purchases in this section.

The Company has incurred $18,000 in fees to WealthBlock, Inc., consisting of a $1,500 setup fee and a $16,500 subscription fee. These have been paid by Robert Ventures LLC. If the Company requires maintenance of services beyond the basic support offered by WealthBlock, Inc., additional hours may be purchased at a rate of $175 per hour. The Company does not anticipate requiring these additional services. In addition, The Company has retained Cliq for credit card and ACH processing services. Cliq’s credit card processing fees are passed through to investors and include 2.74% to 3% of the transaction amount. Cliq also charges $4.50 per ACH transaction plus .02 basis points for all subscription contributions and $1.00 for outbound ACH distributions for bond payments, which is paid by the Company. The Company has retained North Capital Private Securities Corporation for KYC, AML, and OFAC screening. North Capital charges $1.75 per investor, which will be paid for by the Company. The Amendment includes a description of the foregoing.

Risk Factors

Use of digital asset exchanges to trade crypto assets…, page 11

5.Please refer to the penultimate risk factor on page 11 and revise to address the following points:

●We note your disclosure in the first paragraph that Bitcoin and Ethereum constitute a "significant portion" of your crypto asset investments. Please revise to clarify that you will initially limit your crypto asset investments to Bitcoin and Ethereum, as disclosed on page 24.

The Amendment has been updated to revise the risk factor referenced to clarify that the Company will initially limit its crypto asset investments to Bitcoin and Ether and that such will initially constitute all of its crypto asset investments.

●We note your disclosure in the last paragraph regarding the risks attendant to your involvement in staking activities. Please move this disclosure to a separate risk factor, with its own subheading, and include a cross-reference thereto in your staking activities disclosure on page 26.

The Amendment has been updated to include the requested separate risk factor and cross-reference.

We intend to avoid being classified as an investment company, page 11

6.Please revise the third paragraph of this risk factor to clearly disclose the risk that a regulatory body or court could determine that any of the crypto assets you hold, including Bitcoin and Ether, constitute securities within the meaning of the U.S. federal securities laws and the potential impact of this risk to investors.

The Amendment has been revised to clearly disclose that a court or regulatory body could determine that crypto assets held, including Bitcoin and Ether, may constitute securities, which would materially negatively impact the Company and its operations.

Description of Business

Digital Assets, page 24

7.We note your reference in the second paragraph of this subsection to advice from your legal counsel. It also appears that you have referenced such counsel as experts on page. If you retain such references in your amendment, please revise your filing to identify such counsel and obtain and file a related consent from counsel. See Part III, Item 17(11) of Form 1-A.

The Amendment has been revised to remove the reference to legal counsel as experts and clarify that legal counsel will be retained if and when crypto assets are added but that no such counsel has been retained to date.

8.We note your disclosure on page 25 that, "The Company will not engage in any lending services to third parties and will not accept crypto as payments." Please further revise to clarify, if true, that you currently do not, and do not intend to, lend any crypto assets that you acquire or hold.

The Amendment has been revised to clarify that we do not intend to and will not engage in lending of crypto assets.

9.We note your revised disclosure related to the BitGo staking program in which you intend to participate. Please expand your disclosure, and include related risk factor disclosure, to describe the risks related to a delegated staking program. Your disclosure should address, without limitation, the credit risk of BitGo and the risk of loss if the staked crypto assets are slashed or significantly decrease in value while staked.

The Amendment has been revised to expand the disclosure relating to the BitGo staking program and to add a related risk factor referencing credit risk of BitGo and the risk of loss if crypto assets are slashed or decrease in value.

10.We note your response and revised disclosure on pages 25 – 26 to comment 23.    Please further revise to describe your custody procedures and arrangements in greater detail, including:

●In what manner the custodian is required to store your crypto assets, including whether it is contractually required to hold your crypto assets in cold storage, and if so, what portion of your crypto assets are held in hot wallets and cold wallets, respectively;

●The degree to which the custodian’s insurance policies provide coverage for the loss

●or theft of your crypto assets and any exclusions or limitations on coverage;

●Whether any persons (e.g., auditors, etc.) are responsible for verifying the existence of the crypto assets held by the custodian; and

●Whether you or any insurance providers have inspection rights associated with the crypto assets held in storage.

The Amendment has been further revised to describe the custody procedures and arrangements with Bitgo in greater detail. The custody procedures and arrangements are as follows:

Storage Method: BitGo will contractually store 100% of the Company's crypto assets in cold storage.

Insurance Coverage: BitGo's insurance policies provide coverage for copying and theft of private keys, insider theft or dishonest acts by BitGo employees or executives, and loss of keys. BitGo's policy does not cover cases where the client or a third-party holds some of the keys themselves (eg, hot wallets), since BitGo would not be solely responsible for protecting the keys.

Verification of Assets: BitGo is regulated by South Dakota Division of Banking, and it has SOC I and SOC II Type II audits from Deloitte. In addition, when Robert Ventures' auditor completes its annual audit, it will be responsible for verifying the account balances with the BitGo custodian, ensuring transparency and accountability in the custody process.

Inspection Rights: Both Robert Ventures and our insurance providers maintain inspection rights associated with the crypto assets held in storage, allowing for periodic reviews and audits to confirm asset integrity and compliance with custody agreements.

Staking Process on BitGo, page 26

11.We note your response and revised disclosure to the first bullet of comment 2, including that you "opt for staking with specific cryptocurrencies supported by BitGo." Please revise to affirmatively identify the crypto assets that you currently or intend to stake.

The Amendment has been revised to clarify that we currently do not stake any crypto assets and that we intend to stake Ether (ETH) in the future.

Management’s Discussion and Analysis…, page 30

12.We note your response to comment 25 of our letter and that you currently have no assets available for sale. We further note that your manager is under no obligation to make the bond payments when due. Please clarify how you intend to repay the bonds with the current rates of interest, given that you also do not have any current plans to develop the lots at this time and no contract in place to develop them.

The Amendment has been revised to disclose that we plan to repay the bonds with proceeds from the sale of new homes and/or staking of crypto assets. In addition, if necessary, undeveloped lots and crypto assets may be sold in the future to repay the Bonds. We have revised the risk factors so that it is clear to investors that our lack of liquidity presents a significant risk of default. This can be found in the risk factor with the heading, “Because the Bonds will have no sinking fund, insurance, nor guarantee, you could lose all or a part of your investment if we do not have enough cash to pay.”

13.Please discuss the demands on and sources of your liquidity on both a short-term and long-term basis. In this regard, we note disclosure in your audited financial statements that your note payable to Valiant Builder Finance is payable in March 2024. Clarify here and in your Use of Proceeds section whether you plan to use proceeds of the offering to repay this note.

The Amendment has been updated to add a discussion on sources of liquidity on a short-term and long-term basis.

We have also added a disclosure in the Use of Proceeds that the Company may use offering proceeds to repay the Valiant loan if we have not generated sufficient revenues by its maturity or otherwise been able to refinance the loan.

Securities Being Offered, page 33

14.We note your response to comment 12 of our letter. Please revise your disclosure in this section as well to include the information contained in your response and in your disclosure on page 6.

We have revised the disclosure in this section to include the information contained in our previous response to comment 12 of your letter dated October 12, 2023 and we have included the information in our response in our disclosure on page 6.

Part II – Exhibits, page 40

15.We note your response to comment 27 of our letter. Please file screenshots of the website in its entirety.

We have amended Exhibit 13 to include screenshots of the website in its entirety.

16.We note your response to comment 16 and reissue in part. Please revise your subscription agreement to remove the representation that an investor has “read” “reviewed” or “understands” the contents of the offering statement. You may clarify that an investor should review the offering statement.

We have revised our subscription agreement as requested.

17.Refer to your disclosure on pages 25 - 27. Please tell us what consideration you have given to filing any documents memorializing your custodian arrangements or staking activities with BitGo as exhibits to the offering statement.

We have revised our filing to include a form agreement with BitGo as an exhibit (Exhibit 6.2). We did not previously provide this as an exhibit because we have yet to formally enter into the agreement and it is currently not a binding contract. We intend to enter into the agreement upon qualification of the offering.

Consolidated Financial Statements for Period May 3, 2022 (Inception) Through December 31, 2022

Independent Auditors’ Report, page F-3

18.We note your responses to prior comments 29 and 30 and await your amended offering statement reflecting the update to your independent auditor's report to:

●Remove the reference to the audit being performed in accordance with Government Auditing Standards; and

●Include an explanatory paragraph regarding your independent auditor's conclusion regarding uncertainty about your ability to continue as a going concern.

The Amendment includes the updated auditor’s report.

Consolidated Financial Statements, page F-5

19.We note your response to prior comment 31. We are unclear why your auditor included language on each of your financial statements to “See the Accompanying Notes to the Independent Accountant’s Compilation Report" given management's responsibility for the preparation and presentation of the financial statements. Please advise, and amend your offering statement to remove the language referencing the compilation report in the endnote to the financial statements.

Such references have been removed from the Amendment.

Notes to the Consolidated Financial Statements

Note 1. Company and Summary of Significant Accounting Policies, page F-5

20.We note your response to prior comment 30 and reissue to comment in part. While we note the added disclosure to the footnotes to your unaudited interim financial statements, please amend to provide, if applicable, discussion in your audited annual financial statements regarding management's evaluation as to whether there are conditions and events, considered in the aggregate, that raise substantial doubt about your ability to continue as a going concern, including whether or not such substantial doubt has been alleviated by management's plans. Refer to ASC 205-40-50.

We have added such disclosure within the footnotes to the annual report.

Independent Accountants’ Compilation Report, page F-13

21.We note your response to prior comment 32 and continued inclusion of your independent accountants' compilation report and reissue the comment in part. Please address the following:

●Amend your offering statement to remove the compilation report.

The compilation report has been removed.

●Tell us whether you have terminated the audit services of SD Associates P.C. If so, disclose this fact and the date that you terminated SD Associates P.C.

We have not terminated our auditor’s services.

●Tell us whether you have engaged a new independent accountant.    If so, please disclose the name of your new independent accountant and the date that they were engaged.

No new auditor has been engaged.

●Tell us when you signed the compilation engagement letter or otherwise decided to enter into an agreement to have SD Associates P.C. provide compilation services.

We do not have an agreement with the auditor to compile the interim statements included in the Amendment.

●Explain why you choose to engage SD Associates P.C. to do the compilation of the six months ended June 30, 2023 financial statements, instead of a different accounting firm, given that SD Associates P.C. had just issued the audit report dated August 15, 2023, which was two days before the issuance of the compilation report.

The Company has prepared the compiled interim financial statements included within the Amendment.

●Provide a fulsome analysis addressing how you determined SD Associates P.C. is independent under the SEC independence requirements for both the 1-A filing    and as of August 15, 2023 for fiscal year    2022 considering (i) the short duration of time between the audit report date and the date of the compilation report such that compilation work may have been performed during the audit and professional engagement period for the fiscal year 2022 audit and (ii) the fact that your offering statement on Form 1-A has not yet been qualified, and as a result SD Associates P.C. continues to be associated as the principal auditor of the company for this on-going offering statement.

As the Company has put together the compiled financial statements included in the Amendment, there is no independence issues.

Six Months Ended June 30, 2023

Consolidated Financial Statements, page F-14

22.Given your inception of May 3, 2022, please amend to provide comparative prior period financial information for each unaudited interim financial statement provided. Refer to Form 1-A Part F/S(c)(1)(i) and Article 8 of Regulation S-X.

We have included the requested comparative prior period financial information.

Notes to Consolidated Financial Statements

Note 7. Non-controlling Interests, page F-21

23.We note your response to prior comment 33 and updated disclosure, and reissue the comment in part. Please tell us how you reflected the allocation of net loss attributable to non-controlling interests for the six months ended June 30, 2023 in the statement of operations. Refer to ASC 810-10-50-1A.

On February 20, 2023, the Company partnered with Elk Renovations LLC, an independent entity, to establish KS OBX LLC. According to the Agreement, Elk Renovations LLC holds a 30% non-controlling equity interest in KS OBX LLC, valued at $170,107 as of June 30, 2023. Throughout the six months ending on June 30, 2023, the net loss attributable to the Company was divided according to the Agreement, with the Company bearing $7,492 and Elk Renovations LLC taking on $3,211.

Exhibit 11

Consent of Independent Accountants, page EX-1

24.We note your response to prior comment 28 and await the amended consent from your independent auditor to clarify their consent    pertains to the financial statement (i.e., consolidated balance sheet) as of December 31, 2022.

We have included the updated consent as an Exhibit to the Amendment.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC